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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                 SCHEDULE 14D-1
                                AMENDMENT NO. 1
              (TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                              -------------------

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                               (Subject Company)

                            CALENERGY COMPANY, INC.
                             CE ELECTRIC (NY), INC.
                                    (Bidder)

                  COMMON STOCK, PAR VALUE $6.66 2/3 PER SHARE
                         (Title of Class of Securities)

                                   649840105
                     (CUSIP Number of Class of Securities)

                              -------------------

                            STEVEN A. MCARTHUR, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            CALENERGY COMPANY, INC.
                        302 SOUTH 36TH STREET, SUITE 400
                             OMAHA, NEBRASKA 68131
                                 (402) 341-4500
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                             PETER J. HANLON, ESQ.
                           MICHAEL A. SCHWARTZ, ESQ.
                            WILLKIE FARR & GALLAGHER
                              ONE CITICORP CENTER
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 821-8000

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         CalEnergy Company, Inc., a Delaware corporation ("CalEnergy"), and CE
Electric (NY), Inc., a New York corporation and a wholly owned subsidiary of CalEnergy (the "Purchaser"), hereby amend and supplement their Statement on
Schedule 14D-1 ("Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on July 18, 1997, with respect to the Purchaser's offer to purchase 6,540,670 shares of Common Stock, par value $6.66-2/3 per share (the "Shares"), of New York State Electric & Gas Corporation, a New York corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 1997 (the "Offer to Purchase") and the related Letter of Transmittal.

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

         The information set forth in Item 3(b) is hereby amended and supplemented by the following:

         On July 24, 1997, CalEnergy issued a press release setting forth the text of a letter sent by David L. Sokol, Chairman and Chief Executive Officer of CalEnergy, to the Board of Directors of the Company regarding the benefits of CalEnergy's merger proposal to the Company, its shareholders and customers, and the local communities. A copy of such press release is attached hereto as Exhibit (a)(10) and incorporated herein by reference.

Item 11. Material To Be Filed as Exhibits.

         (a)(10) Text of Press Release, dated July 24, 1997, issued by CalEnergy Company, Inc.



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                                   Signatures

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 24, 1997


                                          CE ELECTRIC (NY), INC.

                                          By: /s/ Steven A. McArthur
                                             --------------------------------
                                              Steven A. McArthur, Esq.
                                              Senior Vice President
                                              General Counsel and Secretary


                                          CALENERGY COMPANY, INC.

                                          By: /s/ Steven A. McArthur
                                             --------------------------------
                                              Steven A. McArthur, Esq.
                                              Senior Vice President
                                              General Counsel and Secretary



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                                 EXHIBIT INDEX

                                                                  Page No.
Exhibit                                                       in Sequentially
  No.                  Description                           Numbered Schedule
-------                -----------                          ------------------
(a)(10) Text of Press Release, dated July 24, 1997, issued by CalEnergy Company, Inc.


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